Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Trustees
Kite Realty Group Trust:

We consent to the incorporation by reference in the registration statement on Form S-3 (No. 333-223144) of Kite Realty Group, L.P. and subsidiaries of our reports dated February 22, 2021, with respect to the consolidated balance sheet of Kite Realty Group, L.P. and subsidiaries as of December 31, 2020, the related consolidated statements of operations and comprehensive income, partner’s equity, and cash flows for the year ended December 31, 2020, and the related notes and financial statement schedule III, and the effectiveness of internal control over financial reporting as of December 31, 2020, which reports appear in the December 31, 2020 combined annual report on Form 10‑K of Kite Realty Group Trust and Kite Realty Group, L.P.

/s/ KPMG LLP

Indianapolis, Indiana
February 22, 2021